FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 3,  2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

MIGRATION OF THE OPERATING AGREEMENTS IN VENEZUELA

 TO PARTIALLY STATE-OWNED COMPANIES

Buenos Aires, April 3, 2006 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces that its controlled company Petrobras Energía S.A., through its subsidiaries and affiliates in Venezuela (hereinafter PESA), and Petróleos de Venezuela S.A. and Corporación Venezolana del Petróleo S.A. (hereinafter CVP) entered into the respective Memorandums of Understanding (MOUs) in order to effect migration of the operating agreements of the Oritupano Leona, La Concepción, Acema and Mata areas to partially state-owned companies.

Pursuant to the above mentioned MOUs, interest of private investors in the partially state-owned companies will be 40%, with the Venezuelan Government holding a 60% interest. Partially state-owned companies are scheduled to start operations on April 1, 2006. PESA’s indirect interest in the Oritupano Leona, La Concepción, Acema and Mata areas will be 22%, 36%, 34.5% and 34.5%, respectively. The economic effects of the migration will be effective April 1, 2006.

In addition, the MOUs establish that CVP will recognize a divisible and transferable credit in favor of the private companies that will compose the partially state-owned companies, in an amount, in PESA’s participation, of US$ 88.5 million. The credit will not bear interest and may be used for the payment of acquisition bonds within the framework of any new partially state-owned company project for the development of oil exploration and production activities or of a license project for the development of gas exploration and production operations in Venezuela.

Execution of the MOUs is subject to approval of the pertinent authorities, including the National Assembly, as specified below, and Petrobras Energía S.A.’s Board of Directors.

Organization of the partially state-owned companies and the terms and conditions governing the performance of primary activities thereby are subject to approval of the Ministry of Energy and Oil and the Venezuelan National Assembly, in accordance with the provisions of the Decree with the standing and authority of Hydrocarbons Organic Law.

The Company believes that the effects of execution of the MOUs and the process of migration to partially state-owned companies under the current terms will not materially differ from the projections reported on the Financial Statements as of December 31, 2005.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 04/03/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney